LPBP INC.

UPDATE TO FORM 20-F

Table of Contents:

1. Purpose of this Document

On April 30, 2004, Hemosol Inc. was involved in an arrangement (the "Arrangement") that resulted in, among other things:

  The transfer out of the old blood products business carried on by Hemosol Inc. to a newly formed company, Hemosol Corp.

  The change of Hemosol Inc.'s name to LPBP Inc. ("LPBP" or the "Company"), and

  The transfer in of the ownership interest in the Ontario laboratory business owned by LPBP Inc.

This document provides shareholders with an update to the Company's current disclosure of certain events that have occurred as a result of the Arrangement.

2. Forward-Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the industries in which the Company's investment partnerships operate; others are more specific to such partnerships.

Unless otherwise indicated, all dollar amounts referred to in this document, including the symbol "$", refer to Canadian dollars.

3. Description of the Arrangement

Summary of the Arrangement

On April 30, 2004, LPBP (then Hemosol Inc.) completed the Arrangement involving itself, its security holders and MDS Inc. ("MDS"). Under the Arrangement, the Company's blood products business was transferred to a limited partnership controlled by a new corporation, Hemosol Corp. The Company has retained a 7% limited partnership interest in the limited partnership that will continue to carry on the blood products business going forward. In addition, the Company acquired a 99.99% limited partnership interest in a limited partnership that will carry on the Ontario clinical laboratory services business previously owned by MDS. As part of the Arrangement, shareholders of Hemosol Inc. exchanged their common shares for new Class A Common Shares of the Company.

Details of the Arrangement

Under the Arrangement:

  The old blood products business carried on by Hemosol Inc. (the "Blood Products Business") was transferred to a new limited partnership, the Blood Products Partnership (the "Blood Products Partnership"). 93% of Blood Products Partnership is owned by a new company, Hemosol Corp., as general partner, and 7% is owned by the Company, as limited partner.

  MDS transferred its Ontario laboratory services business (the "Labs Business") to MDS Laboratory Services, L.P. (the "Labs Partnership"). The Company acquired a 99.99% limited partnership interest in the Labs Partnership. The remaining 0.01% is owned by a wholly-owned subsidiary of MDS, MDS Laboratory Services Inc. who is the general partner.

  Shareholders of the Company, including MDS, exchanged each common share of the Company for one common share of Hemosol Corp. and one Class A common share of the Company. MDS acquired an additional 38,322,390 Class A common shares of the Company and 11,134,648,627 Class B common shares of the Company.

  Shareholders, excluding MDS, hold 0.44% of the equity and 52.5% of the voting shares of the Company and MDS holds 99.56% of the equity of the Company and 47.5% of the voting shares of the Company.

  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in the Blood Products Partnership (which operates the Blood Products Business) and a 99.99% limited partnership interest in the Labs Partnership (which operates the Labs Business). As both interests are held by the Company in its capacity of limited partner, the Company is not active in the management of either business.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. The general partners of each partnership, being MDS Laboratory Services Inc. in respect of the Labs Partnership and Hemosol Corp. in respect of the Blood Products Partnership, determine when distributions of income are made by the partnership. The Labs Partnership is prohibited from making any distributions to the partners thereof on or prior to October 31, 2004.

As a result of the change in business of the Company, it will not continue to incur certain operating expenses such as those incurred by Hemosol Inc. in the past related to scientific and process development and regulatory and clinical expenses. The Company will incur only administrative expenses which are not expected to be significant.

The Company has significant undeducted balances of Ontario and federal non-capital losses, federal scientific research and development deductions, federal investment tax credits and Ontario scientific and experimental development deductions which will be used against the income that it receives from its interests in the Labs Partnership and the Blood Products Partnership.

For a more complete description of the Arrangement please refer to the Company's information circular (the "Information Circular") dated March 10, 2004 filed with the SEC on March 19, 2004 as Exhibit (c) (3) (I) to the Company's Schedule 13c-3.

4. Risk Factors

Since the Company holds limited partnership interests in the Blood Products Partnership and the Labs Partnership all of the following risks are relevant to the Company. If any of the following occur, it could have a material adverse effect on the business of the Company.

Risk Relating to the Company

Restrictions on the business and activities that the Company may undertake may adversely affect the ability of the Company to respond effectively to future events and circumstances.

The Company is a limited purpose corporation, the articles of which contain extensive restrictions on the business and other activities that the Company may undertake. For example, the articles of the Company provide that the Company must retain and may not dispose of its limited partnership interests in the Labs Partnership or the Blood Products Partnership, except in the circumstances provided for in the articles, and may not undertake any other business except as expressly provided in the articles. Further, in addition to any other approvals required by law, such restrictions may only be modified with the approval by special resolution of the holders of Class A shares and Class B non-voting shares of the Company, each voting separately as a class. While restrictions contained in the articles of the Company are designed to narrow the scope of activities undertaken by the Company and thereby minimize the risk that the Company will not be able to distribute cash to its shareholders, events and circumstances may arise in the future to which the Company may not be able to effectively respond due to its inability to undertake certain corporate activities.

The absence of a public market for the Company's shares may adversely affect their liquidity.

Neither the Class A shares nor the Class B non-voting shares of the Company are listed or posted for trading on any exchange or market and there can be no assurance that a significant market through which such shares can be sold will develop or be sustained. If an active market for the shares of the Company does not develop, the liquidity of the shares may be limited and the market price for the shares may not be readily determinable and could be subject to significant fluctuations.

The results of the Company may be adversely affected if certain liabilities existing prior to the Arrangement are not fully satisfied by the Blood Products Partnership.

Prior to the Arrangement, the Company carried on an active business, which included the development and testing of medical products. Under the terms of an agreement with the Company, the Blood Products Partnership expressly assumed all liabilities of the Company existing prior to the Arrangement. In addition, pursuant to an indemnity agreement between the Company and the Blood Products Partnership, the Blood Products Partnership agreed to indemnify the Company for all such liabilities to the extent that the Company suffers a loss in respect thereof. However, the Blood Products Partnership may be unable to fully indemnify the Company in respect of all such losses. Such losses could be substantial, including but not limited to losses arising as a result of any act or omission in connection with any clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any subsidiary or in which the Company or any subsidiary or its products or product candidates participated prior to the Arrangement. The Company's financial results and ability to distribute cash to shareholders could be adversely affected in the event that any such losses are not insured or fully indemnified by the Blood Products Partnership.

The Company, and by extension, holders of Class A shares and Class B non-voting shares of the Company, will not receive compensation in the event that the tax losses cannot be utilized, in whole or in part, by the Company due to events or circumstances existing prior to the Arrangement.

Under the Arrangement Agreement between MDS and the Company dated February 12, 2004, the Company represented as to, among other things, the quantum of its unutilized tax losses, the stated capital of its common shares, and there not having been prior to the Arrangement an acquisition of control of the Company. In the event that any of such representations is incorrect, the ability of the Company to apply some or all of its unutilized tax losses against income will be restricted, or certain other taxable events may be deemed to have occurred such that the dividends or other distributions on the shares of the Company will be reduced. In the event that any such representations are incorrect, holders of the Company's shares will not be entitled to any compensation in their capacity as shareholders.

The ability of the Company to apply its tax losses against income will be compromised in the event of an acquisition of control of the Company

In the event that a person or group, as determined for purposes of the Income Tax Act (Canada), acquires control of the Company, the ability of the Company to apply its unutilized tax losses against income or to reduce its income tax payable will be restricted from and after the acquisition of control. There can be no assurance that an acquisition of control will not occur.

The Company is dependent on the ability of the Labs Partnership and the Blood Products Partnership to generate income.

The Company is a limited purpose corporation whose sole assets are its limited partnership interests in the Labs Partnership and the Blood Products Partnership. Although the articles of the Company provide that, subject to applicable law, the Company will distribute distributable cash flow to holders of shares of the Company, there can be no assurance regarding either the amount of income to be generated by the Labs Partnership or the Blood Products Partnership or amounts distributed to the Company. In addition, the declaration of dividends is at the discretion of the board of directors of the Company. The actual amount distributed to shareholders will depend upon numerous factors, including the profitability of the Labs Partnership and the Blood Products Partnership, fluctuations in working capital, the sustainability of margins and capital expenditures, the risks of such partnerships and the ability of the Company to apply its unutilized tax losses against income.

The Company will be dependent upon the Labs Partnership for substantially all of its income.

As the Blood Products Partnership is expected to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic, the Company will be dependent upon receiving distributions from the Labs Partnership for substantially all of its income. Further, the articles of the Company impose extensive restrictions on the business that may be carried on by the Company. Accordingly, the Company will be dependent upon the ability of the Labs Partnership to generate income.

There can be no assurance that the Tax Act or the administrative practices of Canada Customs and Revenue Agency ("CCRA") will not be changed in a manner that adversely affects the ability of the Company to apply its tax losses against income.

There can be no assurance that Canadian federal income tax laws and the administrative policies and assessing practices of CCRA respecting the ability of a corporation to apply previously accumulated tax losses against future income or to reduce tax payable will not be changed in a manner which adversely affects the Company and, by extension, the holders of shares of the Company.

The requirement of certain conditions precedent to the acquisition of the Company's Class A shares in certain circumstances may discourage a take-over bid for the Company's Class A shares.

The articles of the Company require that a person or group wishing to acquire a majority of the Company's Class A shares comply with certain conditions precedent to such an acquisition. These provisions, in effect, require such a person or group to also acquire a comparable portion of the Class B non-voting shares of the Company at fair market value. Accordingly, these conditions precedent may discourage certain take-over bids for the Company.

The share ownership of the Company by MDS may adversely affect the price of the Company's Class A shares.

MDS owns approximately 47.5% of the voting securities of the Company and 99.56% of the equity of the Company. As a result of its equity holdings in the Company, MDS is in a position to vote its Class A shares on matters requiring shareholder approval, including the determination of significant corporate actions. The interests of MDS may not correspond with those of the other holders of such shares. The extent of MDS's share ownership may limit the price that investors may be willing to pay in the future for the Company's Class A shares.

Risks Relating to the Labs Business

The following are the risks of the Labs Partnership.

The revenues of the Labs Partnership are capped and dependent on government health insurance programs.

Revenues from the Labs Business will be substantially dependent on the Ontario individual corporate caps established by the Ontario Ministry of Health (the "MOH") for each company providing laboratory services. This funding model prevents a company from increasing its revenues by increasing its volume of testing. At the same time, however, there is a risk that a company's corporate cap, and potentially its revenue, may be decreased if its volume of testing decreases to the extent that it bills less than its cap in any year. In addition, the current agreement which establishes the individual corporate caps, expires on March 31, 2005. There can be no certainty as to the terms of future agreements.

Maintaining or increasing the Labs Partnership's revenues is highly dependent on the commitment of the Government of Ontario to funding the laboratory services performed by the Labs Partnership. The healthcare industry in general is experiencing a trend toward cost containment and it is expected that this trend will continue for the foreseeable future. Revenue constraint pressures on healthcare funding across Canada will likely continue or may increase in the future. Any funding reductions or other changes in payment policies for healthcare services could have a material adverse effect on the Labs Partnership.

Government regulation of the Labs Business is significant and licence renewals on satisfactory terms are not assured.

Community-based laboratories are subject to significant regulation and licensing requirements from all levels of government. The licensing and regulatory requirements relate to, among other matters, the conduct of testing and reporting results, the handling and disposal of medical specimens and infectious and hazardous waste and other materials, the safety and health of employees and the proficiency of staff. Community-based laboratories are also subject to periodic inspections by regulatory agencies. The licences to operate a community-based laboratory are granted for a limited term (usually for a term of one year) and their renewal is subject to government approval. A failure by the Labs Partnership to comply with laws and regulations could expose it to significant penalties and may result in civil or criminal sanctions, including the revocation of licences, certifications and authorizations, the denial of the right to conduct business and the exclusion from participation in government healthcare programs. The imposition of any of these sanctions could have a material adverse effect on the Labs Partnership. Licences are rarely issued and if a laboratory or clinic operated by the Labs Partnership had its licence revoked, there is no assurance that it will be issued a new licence.

In addition to existing government healthcare regulations, there are ongoing initiatives at the federal and provincial levels for comprehensive reforms to existing legislation and policy governing the provision of healthcare services, including the payment for and availability of particular services. The Labs Partnership believes that such initiatives will continue for the foreseeable future and could increase the cost of compliance for the Labs Partnership. Certain aspects of these reforms, if adopted, could materially and adversely affect the Labs Partnership's business, financial condition and results of operations.

The sustained interruption of services performed by the Labs Business could adversely affect results.

Timely, effective service is essential to maintaining the Labs Partnership's reputation and revenue stream. The majority of the Labs Partnership's laboratory services will be performed at its central laboratory. Any sustained interruption of the services performed at the central laboratory which significantly affects the volume of testing or the accuracy and timeliness in the reporting of test results could adversely affect the Labs Partnership's business, financial condition and results of operations.

If the Labs Partnership experiences more equipment malfunctions than anticipated or if the Labs Partnership is unable to promptly obtain the services necessary to keep its equipment functioning effectively, its revenues could decline and its ability to maintain its reputation would be harmed, which could adversely affect its business, financial condition and results of operations.

The Labs Business is dependent on continued referrals of patients.

The success of a community-based laboratory in Ontario is dependent upon referrals of patients by health care professionals. Referrals are made by physicians who have no contractual obligation or economic incentive to refer patients to laboratories operated by the Labs Partnership. The Labs Partnership's patient service centers compete for referrals with its major competitors in the private sector and with local service providers in the communities in which the Labs Partnership operates facilities. The Labs Partnership is not dependent on any single referral source for a material portion of its revenue. However, if a sufficiently large number of physicians elect at any time to discontinue referring patients to the Labs Partnership, the Labs Business and its financial condition and results of operations would be materially adversely affected.

Insurance carried by the Labs Partnership may be insufficient to cover all risks.

Due to the nature of the services provided by the Labs Partnership, general liability claims may be asserted against the Labs Partnership with respect to the laboratory services provided to patients, including from reporting inaccurate results. In that regard, the Labs Partnership may be subject to errors and omissions claims related to the services it performs and the risks of medical malpractice by laboratory personnel and pathologists. Although the Labs Partnership carries insurance in amounts which are standard in Canada for the operation of laboratories, there can be no assurance that the Labs Partnership will have obtained coverage of sufficient scope to satisfy any liability claim. The Labs Partnership believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, but there can be no assurance that it will be able to do so or that it will not incur significant liabilities in excess of policy limits. Any such claims that exceed the scope of coverage or applicable policy limits or an inability to obtain adequate coverage could have a material adverse effect on the Labs Partnership's business, financial condition and results of operations.

The interruption of the Labs Partnership's information technology systems could have an adverse impact on results.

The Labs Business will depend, in part, on the continued and uninterrupted performance of the Labs Partnership's information technology systems. Sustained system failures or interruptions could disrupt the Labs Partnership's ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. The Labs Partnership's business, results of operations and financial condition could be adversely affected by a system failure.

The Labs Partnership's computer systems will be vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of the Labs Partnership's servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by the Labs Partnership, unanticipated problems affecting the Labs Partnership's systems could cause interruption in its information technology systems. The Labs Partnership's insurance policies may not adequately compensate it for any losses that may occur due to any failures in its information technology systems.

Changes in technology may require additional investment by the Labs Partnership which could require substantial investment.

The technology used in the laboratory services market is constantly undergoing development and change. New technologies or new tests may be developed, or existing technologies or tests refined, which could render the Labs Partnership's existing equipment technologically or economically obsolete. The development of new technologies or new applications for existing technologies may require the Labs Partnership to adapt its existing systems or acquire new systems in order to successfully compete. Due to cost factors, competitive considerations or other constraints, there can be no assurance that the Labs Partnership will be able to acquire or have access to any new or improved equipment that the Labs Partnership may need in order to serve its clients and customers. Any inability of the Labs Partnership to provide adequate technologies may adversely affect the Labs Partnership's business, financial condition and results of operation.

The Labs Partnership is reliant on key personnel.

The Labs Partnership's success will largely depend on the skills, experience and effort of its senior management. The loss of services of one or more members of the Labs Partnership's key senior management personnel could significantly weaken the Labs Partnership's management expertise and its ability to deliver its services efficiently and profitably. In addition, the success of the Labs Partnership's laboratories depends on employing or contracting, as the case may be, qualified professionals such as technologists. Currently, there is a shortage of qualified technologists in Canada. While management of the Labs Partnership believes that the Labs Partnership will be sufficiently staffed to effectively provide services to patients, the loss of healthcare professionals or the inability to recruit these individuals in the Labs Partnership's markets could adversely affect the Labs Partnership's ability to operate its business efficiently and profitably.

Risk relating to the Blood Products Business

The following is a summary of the risks of the Blood Products Business.

  the Blood Products Partnership's ability to continue as a going concern is dependent upon its ability to secure additional financing. the Blood Products Partnership has a history of losses and is expected to continue to incur losses.

  the Blood Products Partnership's products are in various stages of development and have not yet been produced or marketed commercially, making it difficult to evaluate its business. the Blood Products Partnership is dependent on substantial working capital for the successful commercialization of its products. the Blood Products Partnership has limited manufacturing capabilities and limited financial resources, which could adversely impact its ability to commercialize HEMOLINK. If the Blood Products Partnership is unable to develop new products to keep pace with technological developments in the biomedical field, its revenues may be adversely affected.

  the Blood Products Partnership's failure to retain and attract personnel could harm its business, operations and product development efforts.

  the Blood Products Partnership's intellectual property rights may not provide meaningful commercial protection for its products. This could enable third parties to use the Blood Products Partnership's technology, or very similar technology, and could reduce its ability to compete in the market.

  the Blood Products Partnership's success will depend partly on its ability to operate without infringing the proprietary rights of others.

  the Blood Products Partnership's profitability will be affected if it experiences product liability claims in excess of its insurance coverage.

  There are risks associated with the ProMetic Alliance. Full implementation of the ProMetic Alliance is subject to the execution of definitive agreements. The Cascade has not been implemented at the commercial scale envisioned by the ProMetic Alliance.

  Regulatory approvals are required for therapeutic protein products. Even if the Blood Products Partnership obtains regulatory approvals to market HEMOLINK, the Company will be subject to stringent, ongoing government regulation and plant inspections, which could cause unexpected delays in the manufacture, marketing and sale of HEMOLINK. Failure to obtain necessary regulatory approvals to commercialize HEMOLINK or any significant delay in obtaining these approvals would harm the Blood Products Partnership's business.

  the Blood Products Partnership is dependent on certain supplies. the Blood Products Partnership may be unable to develop and maintain adequate sources of hemoglobin to meet demand for HEMOLINK and plasma to meet the demand for therapeutic protein products. The hemoglobin the Company obtains for its products could contain infectious agents.

5. Information on the Company and its Businesses

A. History and Development of the Company

The legal name of the Company is LPBP Inc. It was originally incorporated as Hemosol Inc. under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. The name of the Company was changed to LPBP Inc. by articles of arrangement on April 30, 2004.

The registered and principal office of the Company is 100 International Boulevard, Toronto, Ontario M9W 6J6. The Company's telephone number is (416) 213-0565.

B. Recent Developments

On April 30, 2004, the Company completed the Arrangement involving itself, its security holders and MDS. For a complete description of the Arrangement please refer to Section 3 above.

C. Business Overview

As a result of the Arrangement, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in the Blood Products Partnership (which operates the Blood Products Business) and a 99.99% limited partnership interest in the Labs Partnership (which operates the Labs Business). A description of the businesses run by each of the Company's investment partnerships is set out below.

The Labs Business

Overview of Laboratory Services in Ontario

Laboratory services are an important element of the Ontario health care system. Laboratory services include both clinical testing and anatomical pathology testing. Clinical testing is performed on bodily specimens, including blood and urine, while anatomical pathology testing is performed on cytological specimens, including tissue and human cells. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments.

Laboratory services in Ontario are generally paid for by the Ontario provincial government and are provided both by private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories") provide services to patients receiving care outside of hospitals.

Laboratories in Ontario are required to hold licences issued by the Ministry of Health ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licences are for a limited term (usually one year) and are renewable subject to MOH approval. See "- Regulatory Matters" below.

Laboratory services in Ontario are generally paid for by the government. Community Laboratories in Ontario are compensated for performing most laboratory services by billing the MOH on a fee for service basis to those services covered by the MOH, with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the MOH are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year and (ii) the corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. If a Community Laboratory service provider does not perform sufficient services to be able to bill the MOH for the total amount of that laboratory's cap in any one fiscal year, the MOH will acquire that unbilled portion of the laboratory's corporate cap and re-allocate that portion to the other service providers pro rata on the basis of each provider's market share. MDS has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML"). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories is $526 million in 2004 and $553 million in 2005 under an agreement that runs until March 31, 2005. The industry cap has grown at a compound annual growth rate of 3.6% from 1997 to 2005 MOH fiscal years.

Market for Laboratory Services in Ontario

The use of laboratory services in Ontario is growing faster than the Ontario population. For the fiscal year of the MOH ended March 31, 2003, there were 14.3 million requisitions (patient visits) to Community Laboratories in Ontario, resulting in a total of 80.2 million tests performed on patients for an average of 5.6 tests per requisition or patient visit and 6.6 tests per person in Ontario. It is estimated that approximately 50% of laboratory testing in Ontario is performed by Community Laboratories. In Ontario, substantially all out-patient laboratory services are performed by Community Laboratories on a fee-for-service basis.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and ageing, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

Overview of Operations of the Labs Business

MDS began operating the Labs Business in Ontario in 1970 and the business has since grown to become one of the largest providers of community-based laboratory services by revenue in Ontario. It currently performs over 31% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $200 million for each of the fiscal years of MDS ended October 31, 2002 and 2003, over 86% of which were paid by the MOH on the basis determined under agreements between the MOH and the OAML. EBITDA for the Labs Business for the fiscal years ended October 31, 2002 and 2003 were approximately $52 million and $48 million, respectively. EBITDA, as used in respect of the Labs Business in these projections, is not necessarily comparable with similarly titled measures of other businesses because not all businesses calculate EBITDA in the same fashion.

The following diagram illustrates the operation of the Labs Business:

Specimen Collection Network

A specimen is a unit of a bodily substance upon which a laboratory service or test is performed, such as blood or urine or a sample of tissue. The Labs Business collects specimens for testing in two principal ways: (i) through the operation of patient service centres ("PSCs") that collect specimens for testing from patients referred by nearby health care professionals and (ii) directly from physicians' offices. The financial success of a Community Laboratory is dependent upon having a large volume of requisitioned tests which in turn is dependent upon having an existing network of PSCs.

The Labs Business has a network of over 120 PSCs across Ontario. Each PSC has a specimen collection license issued by the MOH. The PSCs are staffed by Labs Business employees and are often located in or near medical buildings where offices of health care professionals are located. Once a specimen is taken from a patient, it is prepared for testing and entered into the integrated computer network operated by the Labs Business to allow for automatic processing and reporting of test results. Approximately 60% of the Labs Business' specimens are collected from PSCs.

In addition to its PSCs, the Labs Business also collects specimens drawn or collected from patients in the offices of health care professionals. In these cases, the specimen is drawn or collected directly by the health care professional and then is delivered to the PSC either by a courier system operated by the Labs Business or by the collecting office. Approximately 40% of the Labs Business' specimens are collected from physicians' offices.

Courier Network

Because of its size, the Labs Business is able to capitalize on economies of scale by operating its own courier system to ensure the prompt and reliable transfer of specimens from offices of health care professionals and its PSCs to its laboratories. The courier system operates on a comprehensive scheduling system.

Laboratories

The Labs Business operates one high volume central laboratory (the "Central Laboratory") and six smaller regional laboratories (each a "Regional Laboratory").

The Central Laboratory is located in Etobicoke, Ontario. It operates 24 hours per day, seven days per week, utilizing automated diagnostic testing equipment that allows high-volume testing to be conducted quickly and efficiently. The Central Laboratory holds laboratory licenses issued by the MOH for the full range of tests that are approved by the MOH and can process up to 35,000 specimens a day. The Central Laboratory conducts over 60% of all testing conducted by the Labs Business, with the balance being carried out at the Regional Laboratories.

The Regional Laboratories are used when testing is required on an immediate basis and the time frames involved make it impracticable or impossible to transport the specimen to the Central Laboratory. The Labs Business maintains six Regional Laboratories in Ontario located in Belleville, London, Ottawa, Sudbury, Thorold and Thunder Bay. The Regional Laboratories hold laboratory licenses for a more limited range of tests.

The Laboratory Information System

Underlying the entire laboratory services process is the Labs Business' Laboratory Information System (the "LIS"). The LIS is an integrated computer network that tracks specimens from the time they are collected to the time the results are reported to the physician. When specimens are drawn, each of the tests requisitioned for that specimen by the physician are entered into the LIS and a bar code is generated for that specimen. When the specimens arrive at one of the laboratories, the highly automated testing process reads the bar code, divides the specimen (if required), conducts the required tests, electronically collates all of the results and then reports the consolidated testing results to the referring physician.

Reporting of Results

The Labs Business maintains data transmission systems that allow test results to be transmitted directly to physicians and various medical office systems via the Internet, fax or mail. Test results are reported to physicians as quickly as possible and, in most cases, results are reported within 24 hours of specimen collection.

Strategy

The goal of the Labs Partnership is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently; and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. The Labs Partnership intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Regulatory Matters

The licensing and regulatory requirements of the Labs Business relate to, among other matters, conduct of testing and reporting of results, the handling and disposal of medical specimens, infectious and hazardous waste and other materials, the safety and health of laboratory employees and the proficiency of staff.

The MOH has granted two types of licence to MDS in connection with the Labs Business: a specimen collection licence and a laboratory licence. Specimen collection licences authorize the collection of specimens. Subject to the approval of the MOH, licensees have the ability to transfer specimen collection centre licences from one location to another. Laboratory licences permit the actual testing and payment for such testing. Laboratory licences may not be transferred (to other persons or other locations) of specimens without the approval of the MOH. MOH approval will be required in connection with, and will be a condition to the completion of, the Arrangement, since these licences will be transferred from MDS to the Labs Partnership. MDS has discussed the Arrangement with the MOH and expects that such approval will be granted.

A licence can be revoked if prescribed standards are not met. Licensees are subject to spot audits conducted by the Ontario Medical Association and by the MOH. To date, MDS has never had a licence revoked. No new Community Laboratory licences have been issued since the first licences were issued in 1974, and these licences are accordingly of significant value. The restriction on licensing constitutes a barrier to entry into and, together with a funding model based on industry caps and individual corporate caps, a barrier to expansion within the community-based laboratory business in Ontario through any means other than the acquisition of existing licensed businesses. It is the Labs Partnership's intention that its Community Laboratories continue to hold licences with a full range of permitted tests, thereby allowing the Labs Partnership to perform virtually all tests referred by physicians.

In addition to the licensing of its laboratories, the Labs Business is also subject to regulation relating to the use, transportation and disposal of hazardous materials including biomedical and pathological waste, infectious product and chemical and radioactive materials. The Government of Ontario issues licences and registrations for operations within the province. The Federal Government has jurisdiction over transportation of dangerous goods, including certain defined toxic substances and radioactive substances. Penalties for infractions of environmental regulations have been steadily increasing in Canada in recent years and emission, discharge and licensing standards have become increasingly stringent.

The Labs Business is also subject to occupational health and safety legislation in Ontario. Laboratory workers are subject to the Healthcare and Residential Facilities Regulation made under the Occupational Health and Safety Act (Ontario) which impose extensive workplace safety requirements on health care employers, including operators of clinical laboratories whose workers may be exposed to blood-born pathogens such as HIV and Hepatitis B virus. This regulation requires, among other things, work practice controls, protective clothing and equipment, training, voluntary medical surveillance and other measures designed to minimize exposure to, and transmission of, blood-born pathogens.

Facilities

The Central Laboratory is a 55,000 square foot space located in Etobicoke, Ontario which is currently owned by MDS and will be leased by MDS to the Labs Partnership during the term of the Labs Partnership on normal commercial terms.

Each of the six Regional Laboratories is either leased from a third party (in which case the lease will be assigned by MDS to the Labs Partnership on the Effective Date) or is owned by MDS (in which case the laboratory will be leased by MDS to the Labs Partnership on the Effective Date on normal commercial terms). These laboratories range in size from approximately 3,500 to 7,000 square feet and have leases expiring from November 2005 to October 2009, subject to renewal rights.

Each of the Labs Partnership's PSCs is leased. The leases are all on normal commercial terms and the majority of these leases contain exclusivity clauses that ensure MDS will be the only PSC in the particular building. The PSCs range in size from approximately 200 to 3,600 square feet. No individual PSC lease is material to the Labs Business.

The current terms of these leases are scheduled to expire, subject to rights of renewal, as follows:

Calendar Year	Number of Leases
2004	35
2005	23
2006	18
2007 or later	51

The following table summarizes the location of the PSCs forming part of the Labs Business:

Region	Number of PSCs
Greater Toronto Area - Kitchener	44
Central North Ontario	25
North Ontario	12
Hamilton-Niagara	19
South West Ontario	12
Eastern Ontario	15

Employees

As at December 31, 2003, the Labs Business had over 2,800 employees, none of whom is covered by a collective agreement. On January 1, 2004, MDS transferred all employees that are employed by MDS solely in the Labs Business, to MDS Laboratory Services, Inc. MDS is also providing the Labs Partnership with certain support services under a Labs Management Agreement - for more information on the Labs Management Agreement please refer to the Company's information circular dated March 10, 2004.

Competition

In Ontario, the laboratory services market is highly concentrated with three providers, being the Labs Business, CML Healthcare Inc. and Gamma-Dynacare Medical Laboratories, accounting for more than 90% of the market. The laboratory services industry in Ontario has high barriers to entry for new competitors, which barriers include the licensing process and ongoing regulatory requirements, the number of locations required for specimen collection and the fixed allocation of corporate cap from the MOH. Given the highly concentrated market and high barriers to entry, the principal means of competition among the major providers continues to be differentiation based on quality and service and a focus on cost efficiency in operations.

For a more complete description of the Labs Business including historical financial information of the Labs Business please refer to the Company's Information Circular.

The Blood Products Limited Partnership

This information is a summary of the information previously provided in the Company's current public filing. Shareholders are urged to read this in conjunction with the Company's most recent public filings.

The Blood Products Business

The Blood Products Business focuses on the discovery, development and manufacture of products based on human blood proteins, including its principal oxygen therapeutic product known as HEMOLINK™ (hemoglobin raffimer). Eight clinical trials of HEMOLINK have been completed involving more than 500 patients. Indications studied included hip/knee replacements, renal failure/dialysis, coronary artery bypass grafting surgery, and orthopedic surgery. After an observation in 2003 of certain imbalances in the incidence of certain adverse events between HEMOLINK and the control group, further additional non-clinical analysis on HEMOLINK needs to be performed by the Blood Products Partnership prior to reinitiating clinical trials. the Blood Products Partnership intends to review its plan with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004.

The Blood Products Business is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer. In addition, the Blood Products Partnership is actively pursuing opportunities to advance a number of initiatives to generate revenue and reduce its cash burn through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies.

Strategic Alliance with ProMetic

On December 4, 2003, Hemosol Corp. the general partner of the Blood Products Partnership announced that it had entered into a binding memorandum of understanding with ProMetic Biosciences Ltd., a wholly-owned subsidiary of ProMetic Life Sciences Inc. On June 2, 2004, Hemosol Corp. also announced that it entered into definitive license and strategic alliance agreements with ProMetic Biosciences Inc., another wholly-owned subsidiary of ProMetic Life Sciences, which provides them with a North American license for a novel cascade purification process, referred to as the Cascade, developed by ProMetic and the American National Red Cross to recover valuable proteins from human plasma. Together ProMetic Biosciences Ltd. and ProMetic Biosciences Inc. are referred to in this document as ProMetic. These agreements provide the Blood Products Partnership with a North American license to use the Cascade and to market products derived from its use of the Cascade, subject to establishing and achieving certain performance thresholds. Under the terms of the strategic alliance, Hemosol Corp has also agreed with ProMetic to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America.

As part of this alliance, the American Red Cross has committed in principle, subject to certain conditions and the negotiation of definitive agreements, to supply them with up to 500,000 litres of plasma annually for processing and purchase from the Blood Products Partnership specific therapeutic products isolated using the Cascade.

It is expected that the Cascade will be implemented at the Blood Products Partnership's Meadowpine facility over the coming months and be in a position to manufacture and sell clinical material by the end of 2005. Commercial scale implementation would follow with full scale commercial revenue anticipated to begin in late 2007 or early 2008. It is not expected that this strategic alliance to interfere with current clinical development programs for HEMOLINK or with our objective to resume clinical trials for HEMOLINK.

In addition to the two million shares that Hemosol Corp. issued to ProMetic in December 2003 and the one million common shares that were issued and $1.5 million that were paid to ProMetic in connection with the execution of the license and strategic alliance agreements, Hemosol Corp will pay a staged license fee of $14 million in exchange for its rights to the Cascade. Discrete payments of this staged license fee will be due and payable by them to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones at approximately equal intervals over the next three years. The final milestone payment will consist of $5 million on account of the license fee and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

In addition to the license fee, the Blood Products Partnership will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end-users.

The Blood Products Business has not been profitable since inception and, at March 31, 2004, the Company had an accumulated deficit of $258.2 million.

6. Directors and Senior Managers of the Company

The board of directors of the Company now consists of four members, being Edward E. McCormack, Mitchell J. Kostuch, Wifred G. Lewitt and Edward K. Rygiel, all of whom were directors of the Company prior to the Arrangement. The following tables set forth the names and municipalities of residence, the position held with us and the principal occupation during the preceding five years of each of our directors and executive officers.

Directors

Name, Municipality of Residence and Office Held	Principal Occupation	Period of Service
Mitchell J. Kostuch, Toronto, ON Director	President, Kostuch Publications Limited (publisher of business magazines)	Since 1987
Wilfred G. Lewitt, Toronto, ON Director	Chairman, MDS (a health and life sciences company)	Since 1987
Edward E. McCormack, Toronto, ON Director	Business Advisor and Independent Director; prior thereto, President, Almad Investments Limited (a real estate investment firm) and Beaver Power Inc.; prior thereto, CFO of Novopharm Inc.	Since 2002
Edward K. Rygiel, Toronto, ON Director

Executive Chairman, MDS Capital Corp. (a health-related venture capital firm) and Executive Vice President, MDS (a health and life sciences company); prior thereto, President and Chief Executive Officer, MDS Capital Corp.

Since 1987

Executive Officers

Name and Municipality of Residence	Position	Principal Occupation
John Anderson, Toronto ON	President, Chief Executive Officer and Chief Financial Officer of the Company	Consultant (since December 2001); CFO Energenius Inc. (July 2000 to December 2001);. Consultant prior thereto.
Peter E. Brent, Toronto ON	Secretary of the Company.	Senior Vice President, General Counsel and Corporate Secretary, MDS (since 2002); Vice President, General Counsel and Secretary, MDS (1998-2002)

7. Major Shareholder and Related Party Transactions

Major Shareholder

As of June 24, 2004, the Company had 94,467,973 outstanding Class A common shares and 11,134,648,627 outstanding Class B common shares. For a description of the rights attached to each class of shares please see the Section "Additional Information - Share Capital" below.

The following table sets forth certain information regarding the beneficial ownership of the shares of the Company as of June 24, 2004, by each person or entity known to own beneficially more than 5% of each class of outstanding shares based on information provided to us by the holders or disclosed in public filings with the Ontario Securities Commission and the United States Securities and Exchange Commission.

The Class A Common Voting Shares

Name	Number of Beneficially and Directly Owned Class A Shares	Percentage of Outstanding Class A Shares
MDS Inc	44,872,287	47.5%

The Class B Non-Voting Shares

Name	Number of Beneficially and Directly Owned Class B Shares	Percentage of Outstanding Class B Shares
MDS Inc	11,134,648,627	100%

As of June 24, 2004 there were 58 record holders of our Class A Common Shares with a United States mailing address, including banks, brokers and nominees, holding an aggregate of 9,003,314 Class A Common Shares or approximately 9.5% of our outstanding Class A Common Shares as of that date. Because these holders of record include banks, brokers and nominees, the beneficial owners of these common shares may include persons who reside outside of the United States.

Related Party Transactions

On April 30, 2004, the Company completed the Arrangement. For additional information regarding the Arrangement please see the Company's Information Circular.

8. Additional Information

A. Share Capital

Description of Share Capital

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Class A Shares and the Class B Non-Voting Shares. The Company has redeemed all of its Class C Shares and no longer has rights to issue Class C shares. For more information on each of the classes of shares please refer to the Company's information circular dated March 10, 2004.

Authorized Capital

The authorized share capital of the Company consists of:

    an unlimited number of Class A Shares which, subject to the provisions of the Company's articles, will be entitled to one vote per share, provided that Class A Shares may only be issued in limited circumstances; and

    an unlimited number of Class B Non-Voting Shares which will not be entitled to vote except as provided by law or as provided in the Company's articles;

    In addition to any other approvals required by the Business Corporations Act (Ontario), the Company will not create any shares ranking in priority to or on a parity with the Class A Shares or the Class B Non-Voting Shares without the prior approval of the holders of each class of the shares of the Company by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of each class, voting separately as a class, duly called for that purpose.

    Provisions Attaching to the Class A Shares

    Dividends

    The holders of Class A Shares will be entitled to receive dividends as and when declared by the board of directors of the Company (the "Board"), out of distributable cash flow, in such amount and in such form as the Board may determine, provided that no dividends will be declared on or prior to October 31, 2004. The payment of dividends to holders of Class A Shares will be subject to the preferential rights of the holders of any other shares ranking senior to the Class A Shares.

    All dividends on the Class A Shares and the Class B Non-Voting Shares declared by the Board will be declared and paid in equal amounts per share on all Class A Shares and Class B Non-Voting Shares outstanding at the time without preference or distinction.

    Notwithstanding the above, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends declared and paid on the Class A Shares so long as the aggregate amount per share of all dividends declared and paid on the Class A Shares in any fiscal year of the Company equals (without regard to the timing of payment of such dividends) the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year of the Company.

    Dissolution

    In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A Shares and the Class B Non-Voting Shares will be entitled to receive the remaining property and assets of the Company in equal amounts per share without preference or distinction. The dissolution rights of the holders of the Class A Shares will be subject to the prior rights of the holders of any other shares ranking senior to the Class A Shares and the Class B Non-Voting Shares.

    Voting Rights

    The holders of Class A Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and, subject to the provisions of the Company's articles summarized in Section 9.B below, will have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

    Provisions Attaching to the Class B Non-Voting Shares

    Dividends

    The holders of Class B Non-Voting Shares will be entitled to receive dividends as and when declared by the Board, out of distributable cash flow, in such amount and in such form as the Board may determine, provided that no dividends will be declared on or prior to October 31, 2004. The payment of dividends to holders of Class B Non-Voting Shares will be subject to the preferential rights of any other shares ranking senior to the Class B Non-Voting Shares.

    All dividends on the Class A Shares and the Class B Non-Voting Shares declared by the Board will be declared and paid in equal amounts per share on all Class A Shares and Class B Non-Voting Shares at the time outstanding without preference or distinction.

    Notwithstanding the above, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends declared and paid on the Class A Shares so long as the aggregate amount per share of all dividends declared and paid on the Class A Shares in any fiscal year of the Company equals (without regard to the timing of payment of such dividends) the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year of the Company.

    Dissolution

    In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Non-Voting Shares and the Class A Shares will be entitled to receive the remaining property and assets of the Company in equal amounts per share without preference or distinction. The dissolution rights of the holders of the Class B Non-Voting Shares will be subject to the prior rights of the holders of any other shares ranking senior to the Class B Non-Voting Shares and the Class A Shares.

    Voting Rights

    Subject to applicable law and any other provisions of the articles of the Company, the holders of the Class B Non-Voting Shares will not be entitled to receive notice of, nor to attend nor vote at any meetings of the shareholders of the Company. In the event that holders of the Class B Non-Voting Shares are entitled by law or the articles of the Company to vote at a meeting of holders of Class B Non-Voting Shares, the holders of Class B Non-Voting Shares will have one vote for each Class B Non-Voting Share held.

    Specified Offer

    The articles of the Company require that a person or group wishing to acquire a majority of the Class A Shares comply with certain conditions precedent as set out below.

    An Offeror (as defined below) may not acquire any Class A Shares pursuant to an Offer to Acquire (as defined below) Class A Shares made by an Offeror where the number of Class A Shares subject to the Offer to Acquire (the "Specified Offer Shares"), together with the Offeror's Class A Shares on the date of such Offer to Acquire (the "Offer Date"), would constitute in the aggregate more than 50% of the total issued and outstanding Class A Shares on the Offer Date (such Offer to Acquire being referred to as a "Specified Offer"), without first complying with the provisions specified below.

    Prior to, and as a condition precedent to, the acquisition by an Offeror of any Class A Shares under a Specified Offer, the Offeror will make concurrent offers to acquire Class A Shares and Class B Non-Voting Shares for consideration for each Class A Share and each Class B Non-Voting Share equal to the Bid Price (as defined below), on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal take-over bid (whether or not such offers are required by law to so comply) (the "Required Bids"):

    (a) to all holders of Class A Shares for such number of Class A Shares as is equal to the number of Specified Offer Shares; and

    (b) to all holders of Class B Non-Voting Shares for such number of Class B Non-Voting Shares that is equal to the lesser of:

        A x B, where A equals the number of Class A Shares that are subject to a Specified Offer, together with the Offeror's Class A Shares, divided by the total number of issued and outstanding Class A Shares on the Offer Date and B equals the total number of issued and outstanding Class B Non-Voting Shares on the date that the Required Bids are made; and

        the number of issued and outstanding Class B Non-Voting Shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

    provided that:

    no shares may be taken up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken up and paid for concurrently; and

    the Offeror will issue a press release following the expiry of the Required Bids and one business day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

        the approximate number of Class A Shares and Class B Non-Voting Shares tendered to the Required Bids; and

        whether a sufficient number of Class A Shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror's Class A Shares on the date of take-up, more than 50% of the total issued and outstanding Class A Shares on the date of take-up.

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding Class A Shares in violation of the foregoing requirements, then, effective on the completion of such acquisition and during such time that the Offeror's Class A Shares constitute more than 50% of the total issued and outstanding Class A Shares, the total number of votes attaching to the Offeror's Class A Shares will equal the difference between: (a) the total number of issued and outstanding Class A Shares, and (b) the number of the Offeror's Class A Shares, and, for greater certainty, the Class A Shares other than the Offeror's Class A Shares will continue to have one vote per share.

For purposes of this section:

"Bid Price" means the consideration for each Class A Common Share and each Class B Non-Voting Share offered to holders of Class A Shares and holders of Class B Non-Voting Shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a Class A Common Share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids;

"Cash Flow", for any Distribution Period of the Company, will equal the following:

(i) all cash or cash equivalents which are received by the Company in such Distribution Period, including, without limitation, any distributions received by the Company from the Partnerships; plus

(ii) all cash or cash equivalents received by the Company in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the Board in a prior Distribution Period for distribution to the holders of the Class A Shares and/or the Class B Non-Voting Shares in a subsequent Distribution Period, in which case such amounts set aside shall not be included in Cash Flow; less

(iii) the Cash Flow Deductions;

"Cash Flow Deductions", for any Distribution Period of the Company, means:

(i) all costs, expenses and debts of the Company which, in the opinion of the Board, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(ii) any tax liability of the Company in respect of, or which relates to, such Distribution Period; and

(iii) any cash or cash equivalent which is received by the Company in the Distribution Period which the Board has determined to set aside for distribution to the holders of Class A Shares and/or Class B Non-Voting Shares in a subsequent Distribution Period;

"Distributable Cash Flow" for, or in respect of, a Distribution Period of the Company shall be the Cash Flow of the Company for such Distribution Period, together with any Cash Flow set aside in a prior Distribution Period for distribution to the holders of the Class A Shares and/or the Class B Non-Voting Shares in a subsequent Distribution Period which the Board has determined to distribute in respect of the current Distribution Period, less any amount which the Board may reasonably consider to be necessary to provide for the payment of any costs and repayment of debts which have been or will be incurred in the activities and operations of the Company in addition to the Cash Flow Deductions;

"Distribution Period" means each month in each calendar year from and including the first day thereof and to and including the last day thereof, provided that the first Distribution Period shall begin on (and include) the Effective Date and shall end on (and include) the last day of the month in which the Effective Date occurs;

"Offer to Acquire" includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities; and

(ii) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

"Offeror" means a Person that makes an Offer to Acquire the Company Class A Shares, and includes any Persons related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a group for purposes of subsection 111(5) of the Tax Act;

"Offeror's the Company Class A Shares", on any date, means the number of the Company Class A Shares beneficially owned, directly or indirectly, or over which control or direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with Persons who would constitute a group for purposes of subsection 111(5) of the Tax Act; and

"Person" includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, or any other entity recognized by law or considered to be a person for purposes of the Tax Act.

B. Articles of Arrangement

The following is a summary of the articles of arrangement of the Company. For a more detailed description of the articles of arrangement please see the Company's information circular dated March 10, 2004 and specifically Appendix A to the Plan of Arrangement.

The Company is a limited purpose corporation whose objective is to (i) maximize Distributable Cash Flow (as defined below) through ownership of the interests in the Blood Products Partnership and the Labs Partnership (the "Partnership Interests"), and any property and/or assets that are acquired or received by the Company as a result of a sale, transfer or other disposition of the Partnership Interests or the liquidation, dissolution or winding-up of the Labs Partnership or the Blood Products Partnership (the "Partnerships"), as set out in (a) below, and (ii) distribute all Distributable Cash Flow to holders of the Company's Class A Shares and Class B Non-Voting Shares by way of dividends or other distributions, subject to its articles and applicable law and provided that no dividends will be declared on the Company's Class A Shares and Class B Non-Voting Shares on or prior to October 31, 2004 The Company is otherwise be prohibited from, directly or indirectly, carrying on any business, purchasing or otherwise acquiring or selling, transferring or otherwise disposing of any assets or exercising any powers other than:

(a) holding the Partnership Interests and not selling, transferring or otherwise disposing of all or any part of either Partnership Interest, except:

(i) in accordance with a sale, transfer or other disposition carried out pursuant to the terms of the partnership agreement governing the applicable Partnership; or

(ii) on the liquidation, dissolution or winding-up of the applicable Partnership, as the case may be,

in which case the Company will hold the property and/or assets that are acquired or received by the Company as a result of such sale, transfer or other disposition or such liquidation, dissolution or winding-up and will deal with such property and/or assets as the Company's board of directors considers appropriate in the ordinary course of the Company's business;

(b) performing its obligations and exercising its rights under any agreements entered into by the Company in connection with the Arrangement and any other agreements entered into by the Company in the ordinary course of the Company's business;

(c) issuing shares (or rights, warrants, convertible securities or options to acquire shares) for valuable consideration provided that (i) any such issuance is consistent with the Company's articles and (ii) no Class A Shares (or rights, warrants, convertible securities or options to acquire such shares) may be issued except in connection with a stock dividend, a stock split or similar event that affects all holdings of Class A Shares in the same manner, on a per share basis;

(d) borrowing money upon the credit of the Company and granting security therefore, for any purpose in the ordinary course of the Company's business;

(e) temporarily holding cash in accounts of Canadian chartered banks, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of the Company, making dividends or other distributions to its shareholders and carrying out any other activities in the ordinary course of the Company's business;

(f) satisfying the obligations, liabilities or indebtedness of the Company; and

(g) engaging in any acts or exercising any powers necessary or desirable to carry out any other activities in the ordinary course of the Company's business, including as provided in the Company's articles and the Amended and Restated By-Laws.

In addition to any other approvals required by the OBCA, the restrictions and limitations on the Company's objects set out in the Company's articles may only be amended, supplemented, repealed or otherwise modified by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of each class of the issued and outstanding Class A Shares and Class B Non-Voting Shares, each voting separately as a class, duly called for that purpose.

9. Controls and Procedures

The Company is currently functioning under the controls and procedures that were put in place when it was Hemosol Inc. The board of directors and senior management are currently reviewing the controls and procedures and will be instituting new controls and procedures following the regularly scheduled meeting of the board of directors in August 2004.